Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 2 DATED JANUARY 12, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. dated November 26, 2003, as supplemented by Supplement No. 1 dated December 10, 2003. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to describe the declaration of dividends for the first quarter of 2004.

On January 8, 2004, our board of directors declared dividends for the first quarter of 2004 in an amount equal to a 2.5% annualized percentage rate return on an investment of $10 per share to be paid in March 2004. Our first quarter dividends are calculated on a daily record basis of $0.000683 per day per share payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period. The record dates for determining stockholders entitled to receive payment of a dividend will commence on the close of business on the date that we break the escrow account established in connection with the sale of shares in this offering and will continue for each day thereafter through and including March 15, 2004. We are entitled to break escrow upon selling 250,000 shares of common stock to the public for $10 per share. See “Prospectus Summary – The Offering.” As of January 9, 2004, we had received checks in an amount sufficient to break escrow upon the clearing of the funds, which we expect to occur within the next week. Until such time that we purchase a property and receive rental income, we expect to fund the first quarter dividend payments with proceeds from this offering.